United States securities and exchange commission logo





                             November 27, 2020

       Kristin Robinson
       Chief Executive Officer
       Revival AI Inc.
       10940 S. Parker Rd., #872
       Parker, Colorado 80134

                                                        Re: Revival AI Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed November 5,
2020
                                                            File No. 024-11362

       Dear Ms. Robinson:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed November 5, 2020

       General

   1.                                                   We note that your
website referenced is not operational. Please advise.
       Cover Page

   2. Please disclose the amount of fees to be paid to KoreConX and the amount of "other expenses" mentioned in
footnote (2) to the table on the outside front cover page. Also, file your agreement
with KoreConX as an exhibit.
   3. Please include the offering price on the cover page for the shares offered by the company and disclose any
arrangements to place the funds received in an escrow account. Refer to
                                                        Item 2 of Part II to
Form 1-A. Also, clarify whether subscribers can revoke their subscriptions after the
Minimum Offering Period and have their funds returned. In this regard, we note your
disclosure that subscribers have no right to a return of their funds
 Kristin Robinson
FirstName
Revival AI LastNameKristin  Robinson
           Inc.
Comapany 27,
November   NameRevival
               2020      AI Inc.
November
Page  2    27, 2020 Page 2
FirstName LastName
         during the Minimum Offering Period.
Risk Factors
It is anticipated that we will likely experience an increased loss from operations prior to commencing pre-sales of custom Bibles, page 4

4. In the last two sentences of the first paragraph you state that your independent auditors'
         report includes an explanatory paragraph relating to your ability to continue as a going concern. However, we note that the auditors' report on page F-1 does not include such an explanatory paragraph. Please revise the filing to eliminate this inconsistency, or advise
         us.
5.       In addition, please address the following:

                Explain to us why the going concern disclosures on page F-7 in
Note 1 to your
              audited financial statements do not appear to reflect the same level of risk and doubt addressed in this risk factor.
                Have your auditors explain to us why, in light of the level of risk and doubt addressed in this risk factor, they were able to conclude that a going concern explanatory paragraph was not required in their audit report.
                Revise your going concern disclosures throughout the filing to provide consistency between this risk factor, the auditors' report and the notes to financial statements, including, as appropriate, clear disclosure of those matters which raise substantial doubt about your ability to continue as a going concern.
6. We note your disclosure that the "owners have committed to contributing capital to propel
         Revival's future." Please identify the "owners" and clarify, if true, that there is no guarantee that the owners will continue to contribute capital. If there is a written agreement to contribute capital, please file the agreement as an exhibit.
We face certain challenges in our attempt to launch our autonomous, custom Bible printing business, page 5

7. We note that you refer to several companies in this risk factor and in the second paragraph of the first risk factor on page 6. Please clearly explain your relationship with these companies, such as whether you have written agreements with the companies. If you have written agreements with the companies, disclose the material terms of the agreements, such as the rights and obligations of each of the parties, term and termination provisions.
         Also, file the agreements as exhibits or tell us why you believe such filing is not required.
Dilution, page 8

8. The amounts you present in the first table of this section do not reflect the amounts discussed in the preceding paragraph and also include arithmetic errors. For example, it appears based on the sale of 12,500,000 shares in this offering, which represent the maximum offering, the as adjusted net tangible book value per share after this offering
 Kristin Robinson
FirstName
Revival AI LastNameKristin  Robinson
           Inc.
Comapany 27,
November   NameRevival
               2020      AI Inc.
November
Page  3    27, 2020 Page 3
FirstName LastName
         should be $0.256 with a dilution amount of $0.744 per share, rather than the $0.820 and
         $0.180 per share amounts currently shown. Please revise to correctly calculate and present the information in the table.
Licensing, page 11

9. We note your disclosure in this section that you have entered into two licensing agreements. Please disclose the material terms, such as the rights and obligations of each of the parties, term and termination provisions. Also, file the agreements as exhibits or tell us why you believe such filing is not required.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
12

10. We note from page F-9 that the new leasing standard, ASC 842, is effective for the company starting January 1, 2020. Consistent with Part F/S (a)(3) of Form 1-A, revise to disclose whether or not you have elected to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Please provide a brief summary of the relevant accounting standards.
Directors, Executive Officers and Significant Employees, page 13

11. Please disclose, if true, that Ms. Robinson is your principal financial officer and principal accounting officer.
Interest of Management and Others in Certain Transactions, page 15

12. Please file as an exhibit the agreement to transfer the patent in June 2018 mentioned in the last paragraph page 15.
Plan of Distribution, page 18

13. Please disclose the material terms of your agreement with Entoro Securities, LLC, such as the warrants and option grants mentioned in Exhibit B of Exhibit 1.1. Also, disclose the material terms of the subscription agreement.
Financial Statements, page 20

14.      Please revise the filing to address the following:

                Include comparative interim statements of operations, changes in owners' equity and cash flows, which may be unaudited, for the six months ended June 30, 2019, consistent with Part F/S (b)(5)(i) and (c)(i) of Form 1-A and Rule 8-03 of Regulation
              S-X. Clearly label all unaudited amounts.
                Revise Note 1 to the financial statements to include a statement that in the opinion of
 Kristin Robinson
Revival AI Inc.
November 27, 2020
Page 4
              management, all adjustments necessary in order to make the interim financial statements not misleading have been included, as required by Part F/S (b)(5)(iii) of
              Form 1-A.
                Expand Management's Discussion and Analysis - Results of Operations, to include a separate discussion of your results for the six months ended June 30, 2020 compared with the six months ended June 30, 2019, consistent with Form 1-A, Part II,
              Instruction 3 to Item 9(a).
Independent Auditors' Report, page F-1

15. We note that the auditors' report is signed George Dimov CPA, Partner. It is unclear if the report is being signed by an individual partner, the firm, or both. Please revise to include a report signed by the audit firm, consistent with AU-C 700 and 9700, or advise us.
Statement of Cash Flows, page F-5

16. Please revise the statement to correctly indicate that in each period presented you reported
         "net cash flows used in operating activities" and "net cash flows used in investing activities". In addition, revise the last line of the statement to correctly state "cash and cash equivalents at the end of the period."
Note 4. Subsequent Events, page F-10

17. You disclose that the LLC to C-corporation conversion agreed to by your owners on
         August 14, 2020 was still in process as of the September 28, 2020 date of the approval of your financial statements, although other sections of the filing, including page 3, appear to indicate that the conversion took place on August 21, 2020. Please address the following:

                Revise the financial statements to provide an update on the status of the conversion and to clearly explain when it was or will be completed, how the conversion was or will be effectuated (e.g., similar to a stock split) and provide the LLC shares/units to common stock conversion ratio, as applicable.
                Tell us how you intend to reflect this change of your capital structure in your financial statements, considering the guidance in SAB Topic 4.C, ASC 260-10-55-12 and AU-C 925.
                Tell us how you considered the need to present on the face of the statement of operations basic and diluted earnings (loss) per share data, including the applicable weighted average common shares, for all periods presented in accordance with ASC
              260-10-45-2 and 45-7, and ASC 260-10-50-1.
Exhibits
FirstName LastNameKristin Robinson
Comapany
18.         NameRevival
       Please              AIexhibits.
               file complete  Inc.     For example, it appears that Exhibit A
mentioned in Section
       1.a. 27,
November    of Exhibit 6.1 appears
                2020 Page  4       to be missing.
FirstName LastName
 Kristin Robinson
FirstName
Revival AI LastNameKristin  Robinson
           Inc.
Comapany 27,
November   NameRevival
               2020      AI Inc.
November
Page  5    27, 2020 Page 5
FirstName LastName
19. Please ensure that you file the testing the waters materials as an exhibit. The testing the waters materials filed as exhibit 13.1 appears to consist of only one page which is not legible.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Beverly Singleton, Staff Accountant, at 202-551-3328 or Martin James,
Senior Advisor, at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Fay Matsukage